May 24, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Amanda Ravitz

Re:	Co-Diagnostics, Inc.
Registration Statement on Form S-1 Filed on April 28, 2017 File No. 333-217542

Dear Ms. Ravitz:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated May 17, 2017 (the “Comment Letter”) relating to the filing made by Co-Diagnostics, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Prospectus Cover Page

1. Please note that you will need to fill in the number of shares you are offering prior to circulating a preliminary prospectus. In addition, the fixed price for your selling shareholder prospectus will need to be completed.

The Company is working with the underwriters to calculate the anticipated offering price. When determined, the Company will fill in the number of shares to be offered prior to circulating a preliminary prospectus. In addition, the fixed price for the selling shareholder prospectus will be completed.

The Company, page 8

2. Please tell us what you mean when you say that your tests “have been designed and verified in CDI’s laboratory.” What have you verified, by what means and with what data?

As described in the Registration Statement, the Company designed its tests by identifying the optimal locations on the target gene for amplification and paired the location with the optimized primer and probe structure to achieve outputs that meet the design input requirements identified from market research. This is done by following planned and documented processes, procedures and testing. In other words, the data resulting from the tests verify that we succeeded in designing what we intended to at the outset. Verification is a series of testing that concludes that the product is ready to proceed to validation in a clinical evaluation setting using initial production tests to confirm that the product as designed meets the user needs.

Securities and Exchange Commission

May 24, 2017

Caribbean, Central and South America, page 9

3. Clarify whether you have products manufactured and ready for sale. Also clarify whether you have commenced any PMA approval steps with FDA.

The U.S. Food and Drug Administration (FDA) has granted permission for us to export many of our products. The FDA's permission to export was granted under Section 801 (e) of the Federal Food, Drug, and Cosmetic Act, as amended (the “FDC Act”). Section 801(e) of the FDA Act covers certain medical devices that have not yet received an approved Premarket Approval in the United States by the FDA, such as our products. We have not commenced any Premarket Approval steps with the FDA.

We do not have products manufactured and ready=for-sale. Products will be manufactured for sale upon receipt of purchase orders from labs and hospitals.

Capitalization, page 34

4. We refer to prior comment 11. Please revise so that the capitalization table is mathematically accurate. Further, please appropriately label total capitalization, which does not appear to be “total liabilities and stockholders’ equity (deficit).”

The Company revised the capitalization table in response to your comments and to reflect March 31, 2017 balances.

Management’s Discussion and Analysis, page 36

5. We note your response to our prior comment 13. We will further review the disclosure once you have disclosed the price range.

The Company will clarify whether the conversion price is the greater or lesser of the two alternatives when a price range is determined.

Summary Compensation Table, page 55

6. Explain why you have not included Brent Satterfield’s compensation in your disclosure.

Brent Satterfield has been added to the Summary Compensation Table.

7. Refer to page 58. With respect to the January 22, 2015 transaction, explain what exemption you relied upon with respect to your issuance to the 30 people referenced.

The issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act.

Securities and Exchange Commission

May 24, 2017

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

8. Please revise so that the line item “Total long-term assets” is mathematically accurate.

The Company revised the line item “Total long-term assets”.

Revenue Recognition, page F-10

9. Refer to prior comment 24. While we acknowledge your revisions, it continues to be unclear how a factual accounting policy is currently determinable absent specific actual customer arrangements. For instance, the policy does not appear to address reagents or the accounting complexities of potential leasing arrangements. We also do not see a description of planned service offerings and it is unclear whether sales of equipment and reagents raise multiple element accounting issues. Please appropriately revise or advise us how the disclosed revenue policy is complete and appropriate.

The Company revised its revenue recognition disclosures.

10. We refer to prior comment 25. You disclose that you have elected to apply accounting standards transition periods applicable to non-public companies. Please revise your disclosure about pending accounting standards to disclose transition guidance consistent with that election.

The Company revised its disclosures. The Company has elected to apply accounting standards for transition periods applicable to non-public companies.

Note 2. Notes Payable, page F-11

11. Please refer to prior comment 26. Please also revise the description of the Pine Valley line of credit to describe the impact of the failure to file an initial registration statement by December 31, 2016.

The Company entered into amendments with certain noteholders and disclosed the terms of the amendments in the footnotes.

Securities and Exchange Commission

May 24, 2017

12. As a related matter, revised disclosure in response to prior comment 26 indicates that certain note holders would not be required to convert their notes to common stock because you did not file an initial registration statement by December 31, 2016. However, based on the terms of some of the borrowings as described in the related exhibits, it is not clear that the instruments continue to be convertible after December 31, 2016. For instance, the language of Exhibit 10.13 and related amendments filed as Exhibits 10.13.1 through 10.13.6, which collectively cover several debt instruments, suggests that the conversion feature is no longer applicable. Further, some of the exhibits do not appear to include conversion terms as described in the notes to financial statements. Please revise as necessary to ensure that the notes to financial statements appropriately convey the substance of the underlying note agreements.

The Company entered into amendments with certain noteholders and disclosed the terms of the amendments in the footnotes.

13. Please refer to prior comment 31. Please revise your disclosure to more fully address the second sentence of the prior comment. In that regard, we note that you have debt and warrants that include down-round provisions or that have conversion prices that are linked to instruments with down-round provisions. Conversion options and warrants that include down-round provisions are commonly accounted for as derivative instruments by public companies. Accordingly, please expand your disclosure to describe the potential impact on the accounting for the conversion features and warrants in the event that your initial public offering is successful. Similar considerations may apply to other equity- linked instruments with variable conversion rates or non-standard anti-dilution provisions. Refer to ASC 815-40.

The Company revised its disclosures, including adding a disclosure for “Accounting for Derivatives” in the Significant Accounting Policies.

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc: Dwight Egan

       Reed Benson